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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[X]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  H&F Investors III, Inc.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

                         One Maritime Plaza, 12th Floor
--------------------------------------------------------------------------------
                                    (Street)

San Francisco                          CA                   94111
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        National Information Consortium, Inc. (EGOV)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

        March 2001

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             7/15/1999       3            9,601,607                     3,321,087         I       (1) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             7/15/1999       3             704,609                      3,321,087         I       (2) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             7/15/1999       3             210,331                      3,321,087         I       (3) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             7/20/1999     J4(5)          1,776,265                     3,321,087         I       (1) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             7/20/1999     J4(5)           130,656                      3,321,087         I       (2) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             7/20/1999     J4(5)            38,917                      3,321,087         I       (3) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             12/6/1999     J4(5)           391,267                      3,321,087         I       (1) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             12/6/1999     J4(5)            28,698                      3,321,087         I       (2) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             12/6/1999     J4(5)            8,570                       3,321,087         I       (3) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             4/11/2000     J4(6)          1,369,200                     3,321,087         I       (1) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             4/11/2000     J4(6)           100,000                      3,321,087         I       (2) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             4/11/2000     J4(6)            30,000                      3,321,087         I       (3) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             8/15/2000     J4(6)          3,031,488                     3,321,087         I       (1) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             8/15/2000     J4(6)           223,177                      3,321,087         I       (2) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             8/15/2000     J4(6)            66,422                      3,321,087         I       (3) (4)
------------------------------------------------------------------------------------------------------------------------------------

*    If the form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                                                          (Over)
                                                                 SEC 2270 (7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

        Explanation of Responses:



See Attachment A for footnotes:


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


H&F Investors  III, Inc.

/s/ John L. Bunce Jr.                  3/16/01
-------------------------------------------------
By: John L. Bunce, Jr.                 Date
**  Signature of Reporting Person


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Continuation Sheet to Form 5

====================================================================================================================================
Name and Addresses              H&F Investors  III, Inc.           Hellman & Friedman Capital        H&F Orchard Partners III, L.P.
of Reporting Persons            One Maritime Plaza, 12th Floor     Partners III, L.P.                One Maritime Plaza, 12th Floor
                                San Francisco, CA 94111            One Maritime Plaza, 12th Floor    San Francisco, CA 94111
                                                                   San Francisco, CA 94111

                                H&F International Partners         F. Warren Hellman
                                III, L.P.                          One Maritime Plaza, 12th Floor
                                One Maritime Plaza, 12th Floor     San Francisco, CA 94111
                                San Francisco, CA 94111

Issuer Name and Ticker or       National Information Consortium,
Trading Symbol                  Inc. (EGOV)

Statement for Month/Year        March, 2001
====================================================================================================================================

Explanation of Responses:

1. These securities are held directly by Hellman & Friedman Capital Partners III, L.P. ("Capital Partners") which is a partnership.

2. These securities are held directly by H&F Orchard Partners III, L.P. ("Orchard Partners") which is a partnership.

3. These securities are held directly by H&F International Partners III, L.P. ("International Partners") which is a partnership.

4. The sole general partner of each of Capital Partners, Orchard Partners and International Partners is H&F Investors III, a California general partnership. The managing general partner of H&F Investors III is Hellman & Friedman Associates III, L.P., a California limited partnership, and the managing general partner of Hellman & Friedman Associates III, L.P. is H&F Investors III, Inc ("H&F Inc."). The sole shareholder of H&F Inc. is The Hellman Family Revocable Trust (the "Trust"). F. Warren Hellman is a director of H&F Inc. and a trustee of the Trust. The investment decisions of H&F Inc. are made by an executive committee, of which Messrs. Hellman and John Bunce, Jr., a director of National Information Consortium, Inc., are voting members. The executive committee indirectly exercises sole voting and investment power with respect to the Shares held by the H&F Investors. As members of the executive committee, Messrs. Hellman and Bunce could be deemed to beneficially own such shares, but each disclaims such beneficial ownership except to the extent of his indirect pecuniary interest in such shares.

    The Reporting Persons disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.

5. On July 20, 1999 and December 6, 1999, Capital Partners, Orchard Partners and International Partners, each of which is controlled by H&F Inc., sold shares of common stock of National Information Consortium, Inc. on the open market. An aggregate of 1,945,838 shares were sold on July 20, 1999 and an aggregate of 428,535 shares were sold on December 6, 1999.

6. On April 11, 2000 and August 15, 2000, Capital Partners, Orchard Partners and International Partners, each of which is controlled by H&F Inc., distributed to their partners on a pro rata basis shares of common stock of National Information Consortium, Inc. An aggregate of 1,499,200 shares were distributed on April 11, 2000 and an aggregate of 3,321,087 shares were distributed on August 15, 2000.

Continuation Sheet to Form 5

====================================================================================================================================
Name and Addresses              H&F Investors  III, Inc.           Hellman & Friedman Capital        H&F Orchard Partners III, L.P.
of Reporting Persons            One Maritime Plaza, 12th Floor     Partners III, L.P.                One Maritime Plaza, 12th Floor
                                San Francisco, CA 94111            One Maritime Plaza, 12th Floor    San Francisco, CA 94111
                                                                   San Francisco, CA 94111

                                H&F International Partners         F. Warren Hellman
                                III, L.P.                          One Maritime Plaza, 12th Floor
                                One Maritime Plaza, 12th Floor     San Francisco, CA 94111
                                San Francisco, CA 94111

Issuer Name and Ticker or       National Information Consortium,
Trading Symbol                  Inc. (EGOV)

Statement for Month/Year        March, 2001
====================================================================================================================================

                   ADDITIONAL SIGNATURES OF REPORTING PERSONS

     Hellman & Friedman Capital Partners III, L.P.
     By its General Partner, H&F Investors III
     By its Managing General Partner, Hellman & Friedman Associates III, L.P. By its Managing General Partner, H&F Investors III, Inc.



     /s/ John L. Bunce Jr.          3/16/01
     ----------------------------------------------
     By: John L. Bunce, Jr.         Date:
     Title: Vice President

     H&F INTERNATIONAL Partners III, L.P.
     By its General Partner, H&F Investors III
     By its Managing General Partner, Hellman & Friedman Associates III, L.P. By its Managing General Partner, H&F Investors III, Inc.



     /s/ John L. Bunce Jr.          3/16/01
     ----------------------------------------------
     By: John L. Bunce, Jr.         Date:
     Title: Vice President



     H&F ORCHARD Partners III, L.P.
     By its General Partner, H&F Investors III
     By its Managing General Partner, Hellman & Friedman Associates III, L.P By its Managing General Partner, H&F Investors III, Inc.



     /s/ John L. Bunce Jr.          3/16/01
     ----------------------------------------------
     By: John L. Bunce, Jr.         Date:
     Title: Vice President




     F. Warren Hellman



     /s/ F. Warren Hellman          3/16/01
     ----------------------------------------------
     By: F. Warren Hellman          Date: